Exhibit 99.1

Huazhu Group Limited Launches Hong Kong Initial Public Offering

SHANGHAI, China, September 10, 2020 (GLOBE NEWSWIRE) — Huazhu Group Limited (Nasdaq: HTHT), a leading and fast-growing multi-brand hotel group in China with international coverage (the “Company” or “Huazhu”), today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 20,422,150 new ordinary shares (the “Offer Shares”) and listing of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEx”) under the stock code “1179.HK.”

The Company’s American depositary shares (“ADSs”), each representing one ordinary share of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Offering will only be able to purchase ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the ordinary shares listed on the HKEx will be fully fungible with the ADSs listed on Nasdaq.

The Offering initially comprises 2,042,300 new Offer Shares under the Hong Kong Public Offering and 18,379,850 new Offer Shares for the international offering (the “International Offering”), representing approximately 10% and 90% of the total number of Offer Shares in the Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the prospectus issued by the Company in Hong Kong dated September 11, 2020, the total number of ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 7,556,200, representing approximately 37% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require us to issue up to an additional 3,063,300 new ordinary shares in the International Offering, representing no more than 15% of the Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$368.00 per ordinary share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set higher than the Maximum Offer Price. The Company will set the International Offer Price by September 16, 2020 Hong Kong time by taking into consideration, among other factors, the closing price of the ADSs on Nasdaq on the last trading day on or before September 16, 2020 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$368.00 per ordinary share. Ordinary shares will be traded in board lots of 50 ordinary shares.

The Company plans to use the net proceeds to fund the capital expenditures and expenses to strengthen the Company’s hotel network, including opening of new hotels and the upgrade and on-going maintenance of existing hotels; to repay part of the Company’s US$500 million revolving credit facility drawn down in December 2019; to enhance the Company’s technology platform, including our H Rewards loyalty program; and for general corporate purposes.

The Company has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. The prospectus is available at the website of the HKEx at www.hkexnews.hk and the Company’s website at https://ir.huazhu.com/.

The Company encourages applicants for the Hong Kong Public Offering to read its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Hong Kong Public Offering will commence at 9:00 a.m. on Friday, September 11, 2020 Hong Kong time and will close at 12:00 noon on Wednesday, September 16, 2020 Hong Kong time. Dealings in ordinary shares of the Company are expected to commence at 9:00 a.m. on Tuesday, September 22, 2020.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications in the Hong Kong Public Offering. The hotline number is +852 2862 8646 and will be open from 9:00 a.m. to 9:00 p.m. on Friday, September 11, 2020, Monday, September 14, 2020, Tuesday, September 15, 2020 and from 9:00 a.m. to 6:00 p.m. on Saturday, September 12, 2020 and Sunday, September 13, 2020 and from 9:00 a.m. to 12:00 noon on Wednesday, September 16, 2020 Hong Kong time.

Goldman Sachs (Asia) L.L.C. and CMB International Capital Limited are the joint sponsors, joint global coordinators and joint bookrunners for the proposed Offering. CLSA Limited, J.P. Morgan (Asia Pacific) Limited and Morgan Stanley Asia Limited (in alphabetical order) are also acting as the joint global coordinators and joint bookrunners for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated September 9, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2017, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Goldman Sachs & Co. L.L.C., 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department, or E-mail: Prospectus-NY@gs.com; and CMB International Capital Limited, 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: Ethan Hu, E-mail: ecm@cmbi.com.hk; CLSA Limited, 18/F, One Pacific Place, 88 Queensway, Hong Kong, Attention: ECM Team, or E-mail: ib.ecm@clsa.com; J.P. Morgan (Asia Pacific) Limited, 28/F, Chater House, 8 Connaught Road Central, Hong Kong, E-mail: prospectus-eq_fi@jpmchase.com; and Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or E-mail: prospectus@morganstanley.com.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated September 11, 2020.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of June 30, 2020, Huazhu operated 6,187 hotels with 599,235 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital raising plan, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be incorrect. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China and Europe, the regulatory environment in China and Europe, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and Europe, the spread and impact of COVID-19, and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com